





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RCX Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2002 Timberloch Place, Suite 200
(No. and Street)

The Woodlands	Texas	77381
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jean-Louis Guinchard — (858) 232-5887
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co., P.C.
(Name – *if individual, state last, first, middle name*)

718 Paulus Avenue	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jean-Louis Guinchard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RCX Capital Group, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CHARLES PHAN
Notary Public - California
San Diego County
Commission # 2315189
My Comm. Expires Dec 10, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RCX Capital Group, LLC

Financial Report

December 31, 2020



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Members of RCX Capital Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RCX Capital Group, LLC as of December 31, 2020, the related statements of operations, changes in members' equity (deficit), changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of RCX Capital Group, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RCX Capital Group, LLC's management. Our responsibility is to express an opinion on RCX Capital Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to RCX Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Requirements Pursuant to Rule 15c3-1 and Schedule II, Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of RCX Capital Group, LLC's financial statements. The supplemental information is the responsibility of RCX Capital Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Requirements Pursuant to Rule 15c3-1 and Schedule II, Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co., PC

We have served as RCX Capital Group, LLC's auditor since 2018.
Dallas, Texas
March 29, 2021

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake


RCX Capital Group, LLC
Statement of Financial Condition
December 31, 2020



Assets


Cash	$	176,850
Employee advances		166,667
Intercompany receivables		110,100
Commission draws		300,000
Prepaid expenses		5,790
Total assets	$	759,407


Liabilities and Members' Equity (Deficit)


Liabilities

Accounts payable and accrued expenses	$	3,545
Note payable		87,500
Liabilities subordinated to the claims of general creditors		1,425,028
Total liabilities		1,516,073

Members' equity (deficit)

Members' equity (deficit)		(756,666)
Total members' equity (deficit)		(756,666)
Total liabilities and members' equity (deficit)	$	759,407


The accompanying notes are an integral part of these financial statements.

1


RCX Capital Group, LLC
Statement of Operations
For the Year Ended December 31, 2020

Revenues

Private placement commissions	$ 3,429,048
Total revenues	3,429,048

Expenses

Commissions	1,774,352
Employee compensation and benefits	1,263,710
Professional fees	369,844
Insurance	92,103
Occupancy	37,379
Interest expense	14,650
Other operating expenses	135,041
Total expenses	3,687,079
Net loss before income tax provision	(258,031)
Income tax provision - state	610
Net loss	$ (258,641)

The accompanying notes are an integral part of these financial statements.

RCX Capital Group, LLC
Statement of Changes in Members' Equity (Deficit)
For the Year Ended December 31, 2020

	Members' Equity (Deficit)
Balance at December 31, 2019	$ (498,025)
Net loss	(258,641)
Balance at December 31, 2020	$ (756,666)

The accompanying notes are an integral part of these financial statements.

RCX Capital Group, LLC
Statement of Changes in Liabilities Subordinated
To the Claims of General Creditors
For the Year Ended December 31, 2020

	Total
Balance at December 31, 2019	$ 1,411,911
Increase:	
Accrual of interest	13,117
Balance at December 31, 2020	$ 1,425,028

RCX Capital Group, LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flow from operating activities:

Net loss	$ (258,641)
Adjustments to reconcile net loss to net cash used in operating activities:	
Capitalized interest on subordinated loan	13,117
(Increase) decrease in operating assets:	
Account receivable	372,934
Intercompany receivables	1,511
Commission draws	(55,000)
Prepaid expenses	37,296
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(191,815)
Net cash used in operating activities	(80,598)
Cash flow from financing activities:	
Proceeds from notes payable	237,400
Repayments of notes payable	(149,900)
Net cash provided by financing activities	87,500
Net increase in cash	6,902
Cash at beginning of year	169,948
Cash at end of year	$ 176,850

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Income taxes	$	610
Interest	$	1,533

The accompanying notes are an integral part of these financial statements.

Note 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

RCX Capital Group, LLC (the "Company") was organized in September 2000 as a California limited liability company. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investors Protection Corporation ("SIPC").

The Company's operations consist primarily of offering and selling of interests in private placements of securities on a best-efforts basis for a related party sponsor in the real estate industry.

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to merger and acquisition advisory services, private placements of securities on a best-efforts basis, and broker or dealer selling tax shelters or limited partnerships in primary distributions on a best-efforts basis.

Summary of Significant Accounting Policies

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 1:   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

The Company participates in the private placement offerings on a best-efforts basis for a related party sponsor in the real estate industry.   Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized on the trade date (the date that the Company fills the trade order, receives the customer subscription funding and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with their ownership interest in the Company.

The Company is subject to state income taxes.

As of December 31, 2020, open Federal tax years subject to examination include the tax years ended December 31, 2017 through December 31, 2019.

Leases

The Company accounts for its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Note 2: SUBORDINATED LIABILITIES

The liabilities subordinated to the claims of general creditors consists of a subordinated loan of $1,311,635, which bears an interest rate of 1% per annum, and the related accrued interest payable of $113,393. The maturity date is June 18, 2021, and the subordinated loan can be automatically extended annually. Interest expense totaled $13,117 for the year ended December 31, 2020. The lender and the Company have the right, but not the obligation, to mutually agree to convert the loan and any accrued interest into an equity interest in the Company.

The subordinated loan is covered by agreements approved by FINRA and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the borrowings may not be repaid. The parties to the agreement have elected to have all eligible accrued interest on the loan treated as additional subordinated capital. The balance due shown on the Statement of Financial Condition includes all interest accrued since the inception of the loan.

Note 3: NOTE PAYABLE

In May 2020, the Company received loan proceeds of $87,500 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loan matures on May 11, 2022 and bears interest at a rate of 1.00% per annum, payable monthly commencing in December 2020. The Company intends to use the entire loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

Note 4: COMMITMENT AND CONTINGENCIES

Commitments

The Company leases office space under an operating lease expiring June 2021. Rent under the lease is currently $1,002 per month. Office rent expense for the year was $37,379, which included the current lease in The Woodlands, Texas as well as office space in Greenwich, CT. The Greenwich, CT offices were relinquished in September 2020.

Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 5: CONCENTRATION OF CREDIT RISKS

At various times during the year the Company maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2020, there was no uninsured balance.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.   At December 31, 2020, the Company had net capital of $173,305, which was $168,305 in excess of its net capital requirement of $5,000. The Company's net capital ratio was .02 to 1.

Note 7: RELATED PARTY TRANSACTIONS

A substantial portion of the Company's revenue is earned through private placement offerings of a related party. It should be noted, however, that the related party is, and historically has been, the largest sponsor of Delaware Statutory Trusts (DSTs) and offers a greater number of asset classes in the market. The Company has, over the last few years, added several new sponsors to its platform to diversify offerings for investors and to reduce its exposure to any one sponsor

Note 8: SUBSEQUENT EVENTS

The Company performed an evaluation of events that have occurred subsequent to December 31, 2020, and through March 29, 2021, the date this report was available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2020.

RCX Capital Group, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2020

Computation of Net Capital

Total members' equity (deficit)			$	(756,666)
Add: Additions to capital				
PPP loan forgiveable expense amount allowable in computation of net capital				87,500
Subordinated borrowings allowable in computation of net capital				1,425,028
Total equity and allowable amounts				755,862
Less: Non-allowable assets				
Employee advances	$	(166,667)		
Intercompany receivables		(110,100)		
Commission draws		(300,000)		
Prepaid expenses		(5,790)		
Total non-allowable assets				(582,557)
Net capital			$	173,305
Aggregate indebtedness:				
Accounts payable and accrued expenses				3,545
Total aggregate indebtedness			$	3,545
Minimum net capital requirement - the greater of $5,000 or 6 2/3% of aggregate indebtedness			$	5,000
Excess net capital			$	168,305
Ratio of aggregate indebtedness to net capital				0.02 to 1

Reconciliation with Company's Computation (included in Part II of Form X-17A-5)

There are no material differences between the net captial computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 as of December 31, 2020.

See accompanying report of independent registered public accounting firm.

RCX Capital Group, LLC

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of December 31, 2020

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to 1) merger and acquisition advisory services, (2) private placements of securities on a best-efforts basis, and (3) broker or dealer selling tax shelters or limited partnerships in primary distributions on a best-efforts basis. The Company does not hold customer funds or securities. As a Non-Covered Firm, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Members of RCX Capital Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) RCX Capital Group, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) RCX Capital Group, LLC is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17C.F.R. § 240.17a-5 as a Non-Covered Firm as it limits its business activities exclusively to (1) merger and acquisition advisory services, (2) private placements of securities on a best-efforts basis and (3) broker or dealer selling tax shelters or limited partnerships in primary distributions on a best-efforts basis, and RCX Capital Group, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to RCX Capital Group, LLC; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, December 31, 2020, without exception. RCX Capital Group, LLC's management is responsible for compliance with the Non-Covered Firm Provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RCX Capital Group, LLC's compliance with the Non-Covered Firm Provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Non-Covered Firm Provision.

McBee & Co., PC

Dallas, Texas
March 29, 2021

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake

RCX Capital Group, LLC's Exemption Report

RCX Capital Group, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) merger and acquisition advisory services, (2) private placements of securities on a best-efforts basis and (3) broker or dealer selling tax shelters or limited partnerships in primary distributions on a best-efforts basis. and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.



Signature

President

Title

February __1__, 2021